EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq")

August 9, 2018

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re:  IBC's Obligation to Deploy Fiber Optics

On August 8, 2018, Bezeq received the decision of the Minister of Communications pursuant to a hearing regarding "Changes in the Universal Deployment Obligation applied to  IBC Israel Broadband Company (2013) ("IBC"). Previously, on August 5, 2018, the government made a decision that gave the Minister of Communications discretion to determine the extent of IBC's obligation to deploy fiber optics in its license.

Pursuant to the decision of the Minister of Communications at the hearing, the regulation of the activity of a special general license holder (infrastructure) will be determined as a type of special general license and as a wholesale operator providing services to license holders (or a licensee) only. This arrangement will enable IBC to apply for such a license, and subject to the IBC's compliance with the conditions, will enable it to reduce the deployment obligation that applies to IBC so that it will gradually need to meet no less than 40% of the households in Israel within 10 years, and only after a period of "Cherry Picking" (which will last three years), the new licensee will be required to make at least one household in the periphery of Israel accessible to fiber optics for every household in Israel’s central district.

In addition, on August 8, 2018, Cellcom reported that it had signed a memorandum of understanding to acquire 70% of the share capital of IBC.

At this time, Bezeq is unable to assess the effects of this update since it depends on multiple variables and factors.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.